

July 16, 2014

Via E-mail
Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re: Halyard Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 26, 2014**
> **File No. 001-36440**

Dear Mr. Abernathy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Form 10

1.   We note your responses to prior comments 1, 13, 16, 17, 19, 20, 29 and 35. Please be advised that we may have further comments after you provide the information in a future amendment in response to those comments.

Exhibit 99.1

Reasons for the Separation and Distribution, page 27

2.   We note your response to prior comment 7. Please revise to clarify, if true, that your disclosure identifies all material benefits and negative factors considered.

Treatment of Equity-Based Compensation, page 29

3.   We note your response to prior comment 9. Please tell us whether the Kimberly-Clark
       2011 Plan requires the adjustments for plan participants in the manner mentioned in the
       third paragraph of this section. If so, please tell us (1) when those adjustment provisions
       of the plan were adopted and (2) the portion of grants under the plan that have occurred
       since Kimberly-Clark was contemplating the spinoff.

Distribution Conditions and Termination, page 31

4.   Please expand your response to prior comment 11 to provide us your analysis of how
       reflecting material changes to an information statement in a press release or Form 8-K
       substantially complies with Regulation 14C.

Dividend Policy, page 40

5.   Given Kimberly-Clark's apparent control over this filing, it is unclear why you are unable
       to provide the information requested by previous comment 18. Please advise. In this
       regard, if a potential material negative effect on shareholders resulting from this
       transaction is that they could be receiving materially lower aggregate dividends, please
       directly highlight this issue in your summary and risk factors to explain clearly the impact
       of your statement that you do not anticipate paying dividends.

Percentage Change, page 52

6.   Please clarify the nature of the "related party activity" mentioned in note (c) here and on
       page 55.

Medical Devices, page 53

7.   Please quantify the amount of the one-time increase mentioned in the third paragraph.

Financial Instruments and Risk Management, page 61

8.   Please provide us your analysis of how you addressed Regulation S-K Item 305(c).

Business Segments, page 66

9.   Please expand your disclosure in response to prior comment 24 to provide the three-year
       revenue history by product class as required by Regulation S-K Item 101(c)(1)(i) for the
       classes that you mentioned in the tables in this section.

Going Forward, page 91

10.   We note your response to prior comment 30. Please revise your disclosure to clarify what you mean by "taking into account…the median compensation levels for the healthcare peer group." Did you set the compensation at the median? If not, to what extent did you exercise discretion to vary from the median?

Financial Statements, page F-1

Note 14. Business Segment Information, page F-21

11.   We see from your Business description beginning on page 66 that you identify various product lines in connection with the description of your operations and segments. Please tell us how you evaluated the guidance from ASC 280-10-50-40 in assessing whether the notes to your financial statements should include disclosure about revenues from product lines.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert E. Abernathy
Halyard Health, Inc.
July 16, 2014
Page 4

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John W. Wesley